

October 5, 2020

**By E-Mail**
Laura Luo, Esq.
King & Wood Mallesons LLP
500 Fifth Avenue, 50th Floor
New York, NY 10110, USA

> **Re:** **Fuling Global Inc.**
> **Schedule 13E-3**
> **Filed on September 18, 2020**
> **Filed by Fuling Global Inc., Fuling ParentCo Inc., Fuling MergerCo Inc.,**
> **Ms. Guilan Jiang, Silver Trillion Investments Limited, Ms. Sujuan**
> **Zhu, Celestial Sun Holdings Limited, Mr. Qian (Eugene) Hu, Zheng**
> **Hui Investments Limited, Mr. Xinzhong Wang, Charm Grow**
> **Holdings Limited, Mr. Jinxue Jiang, Tengyu International Limited,**
> **Mr. Qijun Huang, and Harvest Wind Investment Limited**
> **File No. 005-89399**

Dear Ms. Luo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 24

1.    Please revise this section to explain how the special committee and the board considered that Houlihan Lokey conducted only one analysis in reaching its opinion.

Certain Financial Projections, page 35

2.    Please revise to include the full projections instead of a summary.

<u>Opinion of the Special Committee's Financial Advisor, page 37</u>

3.      With respect to the Discounted Cash Flow analysis, disclose the basis for Houlihan Lokey's use of perpetuity growth rate range of 0.0% to 3.5% and discount rate range of 16% to 19%.


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions